EXHIBIT 21.1
SUBSIDIARIES OF TRAVELZOO

Subsidiaries	Jurisdiction
Beijing Travelzoo Travel Information Technology Limited	China
JFC Travel Group Co. (60%)	Delaware
Travelzoo (Asia) Limited	Hong Kong
Travelzoo (Australia) Pty Limited (in the process of liquidation)	Australia
Travelzoo (Canada) Inc.	Canada
Travelzoo (China) Limited	Hong Kong
Travelzoo (Europe) Limited	United Kingdom
Travelzoo (Hong Kong) Limited (in the process of liquidation)	Hong Kong
Travelzoo (Shanghai) Media Co. Ltd.	China
Travelzoo Local Inc.	Delaware
Travelzoo Local (Australia) Pty Limited (in the process of liquidation)	Australia
Travelzoo Local (Hong Kong) Limited (in the process of liquidation)	Hong Kong